EXHIBIT 12.4

DELUXE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2001	2000	1999	1998	1997
Earnings:
Income from continuing operations before income taxes	$297,534	$273,429	$322,582	$256,305	$147,682
Interest expense (excluding capitalized interest)	5,583	11,436	8,589	8,550	7,289
Portion of rent expense under long-term operating
leases representative of an interest factor	3,540	3,520	7,728	8,859	8,732
Amortization of debt expense	176	464	263	122	122

Total earnings	$306,833	$288,849	$339,162	$273,836	$163,825

Fixed charges:
Interest expense (including capitalized interest)	5,583	$11,436	$9,662	$9,941	$8,209
Portion of rent expense under long-term operating
leases representative of an interest factor	3,540	3,520	7,728	8,859	8,732
Amortization of debt expense	176	464	263	122	122

Total fixed charges	$9,299	$15,420	$17,653	$18,922	$17,063
Ratio of earnings to fixed charges	33.0	18.7	19.2	14.5	9.6

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